Exhibit 99.54

Penn West Energy Trust

Consolidated Balance Sheets

($ millions, unaudited)	As at March 31, 2006	As at December 31, 2005

Assets
Current
Accounts receivable	$180.2	$214.4
Risk management (note 8)	13.0	8.5
Other	52.9	29.0
	246.1	251.9
Property, plant and equipment (note 3)	3,769.0	3,715.2
	$4,015.1	$3,967.1

Liabilities and Unitholders’ equity
Current
Accounts payable and accrued liabilities	$283.9	$304.1
Taxes payable	12.3	11.8
Distributions payable	55.7	50.6
Deferred gain on financial instruments (note 8)	9.6	11.9
	361.5	378.4
Bank loan (note 4)	610.4	542.0
Asset retirement obligations (note 5)	193.8	192.4
Future income taxes	672.2	682.1
	1,476.4	1,416.5
Unitholders’ equity
Unitholders’ capital (note 6)	580.6	561.0
Contributed surplus (note 6)	8.5	5.5
Retained earnings	1,588.1	1,605.7
	2,177.2	2,172.2
	$4,015.1	$3,967.1

Subsequent event (note 11)

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Energy Trust

Consolidated Statements of Income and Retained Earnings

	Three months ended March 31
($ millions, except per unit amounts, unaudited)	2006	2005

Revenues
Oil and natural gas	$433.9	$405.3
Royalties	(81.5)	(72.6)
	352.4	332.7

Expenses
Operating	85.9	77.7
Transportation	5.8	5.9
General and administrative	7.0	4.3
Interest on long term debt	6.4	4.9
Depletion, depreciation and accretion (note 5)	112.5	106.7
Equity-based compensation (note 7)	3.0	18.4
Foreign exchange loss	—	1.5
Risk management activities (note 8)	(6.8)	—
	213.8	219.4
Income before taxes	138.6	113.3

Taxes
Capital	4.1	2.7
Current income	—	40.1
Future income (recovery) expense	(9.9)	3.6
	(5.8)	46.4

Net income	$144.4	$66.9

Retained earnings, beginning of period	$1,605.7	$1,393.7
Net income	144.4	66.9
Distributions declared	(162.0)	—
Dividends declared	—	(10.8)
Retained earnings, end of period	$1,588.1	$1,449.8

Net income per unit (1)
Basic	$0.88	$0.41
Diluted	$0.87	$0.41

See accompanying notes to the unaudited interim consolidated financial statements

(1)     The 2005 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

Penn West Energy Trust

Consolidated Statements of Cash Flows

	Three months ended
	March 31
($ millions, unaudited)	2006	2005

Operating activities
Net income	$144.4	$66.9
Depletion, depreciation and accretion (note 5)	112.5	106.7
Future income tax (recovery) expense	(9.9)	3.6
Unrealized foreign exchange loss	—	1.5
Equity-based compensation (note 7)	3.0	18.4
Risk management activities (note 8)	(6.8)	—
Payments for surrendered options	—	(7.3)
Environmental expenditures	(6.9)	(6.6)
(Increase) decrease in non-cash working capital	(28.6)	16.5
	207.7	199.7

Investing activities
Additions to property, plant and equipment, net	(158.0)	(201.7)
Decrease in non-cash working capital	19.2	0.2
	(138.8)	(201.5)

Financing activities
Increase (decrease) in bank loan	68.4	(56.1)
Issue of equity	19.6	1.7
Distributions/dividends paid	(156.9)	(6.7)
Realized foreign exchange gain	—	63.0
Increase in non-cash working capital	—	(0.1)
	(68.9)	1.8

Change in cash	—	—
Cash, beginning of period	—	—
Cash, end of period	$—	$—

Interest paid	$5.8	$4.8
Income and capital taxes paid	$3.5	$—

See accompanying notes to the unaudited interim consolidated financial statements

Notes to the Unaudited Interim Consolidated Financial Statements  ($ millions, except unit and per unit amounts):

1. Structure of the Trust

On May 31, 2005, Penn West Petroleum Ltd. (the “Company”) was reorganized into Penn West Energy Trust (the “Trust”) under a plan of arrangement (the “Plan”) entered into by the Trust and the Company and its shareholders. Shareholders received three trust units for each common share held. On June 2, 2005, the trust units commenced trading on the TSX under the symbol “PWT.UN”. The Trust was created pursuant to a trust indenture dated April 22, 2005, and amended May 31, 2005, with CIBC Mellon Trust Company appointed Trustee.

The Trust is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of the Trust is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. The Trust owns 100% of the common shares of the Company that carries on the business of the Trust. The activities of the Company are financed through interest bearing notes from the Trust and third party debt as described in the notes to the financial statements.

Pursuant to the terms of an NPI agreement (the “NPI”), the Trust is entitled to a payment from the Company equal to essentially all of the proceeds of the sale of production less certain specified deductions. Under the terms of the NPI Agreement, the deductions are discretionary and include the requirement to fund capital expenditures.

The Trust is required by its trust indenture to make distributions to unitholders in amounts equal to its income earned from interest on certain notes, the NPI, and any dividends paid on the common shares of the Company, less any expenses and other tax deductions of the Trust.

2. Significant accounting policies and basis of presentation

These unaudited interim consolidated financial statements have been prepared on a continuity of interest basis as if the Trust historically carried on the business of the Company. Prior to the Plan on May 31, 2005, the consolidated financial statements included the accounts of Penn West and its subsidiaries. After giving effect to the Plan, the consolidated financial statements include the accounts of the Trust, its subsidiaries and partnerships. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of the Trust for the year ended December 31, 2005. Accordingly, these financial statements should be read in conjunction with the Trust’s audited consolidated financial statements and notes thereto for the year ended December 31, 2005.

3. Property, plant and equipment

($ millions)	March 31, 2006	December 31, 2005
Oil and natural gas properties, and production and processing equipment	$5,870.7	$5,710.4
Other	14.4	14.0
	5,885.1	5,724.4
Accumulated depletion and depreciation	(2,116.1)	(2,009.2)
Net book value	$3,769.0	$3,715.2

Other than the Trust’s net share of capital overhead recoveries, no general and administrative expenses are capitalized.

An impairment test calculation was performed on the Trust’s oil and natural gas property interests at March 31, 2006, in which the estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of the Trust’s oil and natural gas property interests and the cost of unproved properties.

4. Bank loan

	March 31, 2006	December 31, 2005
Bankers’ Acceptances	$610.4	$542.0

As at March 31, 2006, the Company had an unsecured, extendible, three year revolving syndicated credit facility with an aggregate borrowing limit of $1,170 million that expires May 31, 2008, plus a $50 million operating credit facility. The credit facility contains provision for stamping fees on Bankers’ Acceptances and LIBOR loans, and standby fees on lines that vary depending on certain consolidated financial ratios. Letters of credit totaling $1 million (2005 - $6 million), that reduced the amount otherwise available to be drawn on the operating facility, were outstanding at March 31, 2006.

Subsequent to March 31, 2006 the credit facility was extended to May 31, 2009.

5. Asset retirement obligations

The total uninflated and undiscounted amount to settle the obligations at March 31, 2006 was $789 million (December 31, 2005 - $777 million). The asset retirement obligation was determined by applying an inflation factor of 1.7% and discounting the inflated amount using a credit-adjusted rate of 7.5 percent (2005 – 7.5 percent) over the expected useful life of the underlying assets, which currently extends up to 50 years into the future, with an average life of 22 years. The obligations will be funded from future cash flows from operating activities.

Changes to asset retirement obligations were as follows:

	2006	2005
Asset retirement obligations at January 1,	$192.4	$180.7
Liabilities incurred during the period	2.6	2.3
Liabilities settled during the period	(6.9)	(6.6)
Accretion	5.7	4.9
Asset retirement obligations at March 31,	$193.8	$181.3

6. Unitholders’ capital

Trust units of Penn West Energy Trust	Units	Amount
Issued to settlor for cash, April 22, 2005	1,250	$—
Exchanged for Penn West shares, May 31, 2005	163,137,018	556.1
Issued to employee trust unit savings plan	151,745	4.9
Balance, December 31, 2005	163,290,013	$561.0
Issued to employee trust unit savings plan	67,018	2.7
Issued to distribution reinvestment plan	436,260	16.9
Balance, March 31, 2006	163,793,291	$580.6

Contributed surplus	March 31, 2006	December 31, 2005
Balance, beginning of period	$5.5	$—
Unit-based compensation expense	3.0	5.5
Balance, end of period	$8.5	$5.5

7. Equity - based compensation

Trust unit rights incentive plan:

In May 2005, the Trust implemented a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The number of trust units reserved for issuance shall not exceed ten percent of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are administrated to be equal to the market price for the trust units based on the five day weighted average market price prior to the date the unit rights are granted. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by the Trust after the grant date. Rights granted under the plan vest over a five-year period and expire six years after the date of the grant.

	Three months ended		Year ended
	March 31, 2006		December 31, 2005
		Weighted		Weighted
	Number of	average	Number of	average
Trust unit rights	unit rights	exercise price	unit rights	exercise price
Outstanding, beginning of period	9,447,625	$28.45	—	$—
Granted	333,500	39.04	10,045,325	29.73
Forfeited	(136,400)	31.55	(597,700)	28.46
Balance before reduction of exercise price	9,644,725	28.74	9,447,62	29.81
Reduction of exercise price for distributions	—	(0.90)	—	(1.36)
Outstanding, end of period	9,644,725	$27.84	9,447,62	$28.45
Exercisable, end of period	—	$—	—	$—

The Trust recorded compensation expense of $3.0 million for the three months ended March 31, 2006. The compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis. The Black-Scholes option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

Three months ended March 31	2006
Average fair value of trust unit rights granted (per unit)
Directors and officers	$ nil
Other employees	$9.76
Expected life of trust unit rights (years)
Directors and officers	5.0
Other employees	4.5
Expected volatility (average)	20.0%
Risk free rate of return (average)	4.0%
Expected distribution rate	nil (1)

(1)     The expected distribution rate is presumed to be nil as it is expected that future distributions will provide a corresponding reduction to the exercise price of trust unit rights.

Trust unit savings plan:

The Trust has an employee trust unit savings plan (the “Savings Plan”) for the benefit of all employees. Under the Savings Plan, employees may elect to contribute up to 10 percent of their salary. The Trust matches employee contributions at a rate of $1.50 for each $1.00. Both the employee and the Trust contribution trust units may be issued from treasury at the five-day weighted average month end market price or purchased in the open market.

8. Financial instruments

Effective July 1, 2005, the Trust elected to discontinue the designation of commodity and power financial instruments as hedges, choosing to account for these instruments using the fair value method. In accordance with the accounting recommendations, the fair value of power contracts at July 1, 2005 in the amount of $16.7 million was recorded as a deferred gain and is being taken into income over the life of the contracts. Changes in the fair value of commodity and power contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

The Trust had the following financial instruments outstanding as at March 31, 2006:

	Notional	Remaining
	Volume	Term	Pricing	Market Value
				($ millions)
Crude Oil
WTI Costless Collars	20,000 bbls/d	Apr/06 - Dec/06	$US 47.50 to $67.86/bbl	$(29.4)
WTI Costless Collars	20,000 bbls/d	Jan/07 – Dec/07	$US 55.00 to $80.50/bbl	(13.5)
Natural Gas
AECO Costless Collars	46,300 mcf/d	Apr/06 - Oct/06	$8.64 to $16.25/mcf	17.0
AECO Costless Collars	18,500 mcf/d	Apr/06 - Oct/06	$9.72 to $17.28/mcf	9.9
AECO Costless Collars	23,100 mcf/d	Apr/06 - Sept/06	$9.07 to $15.12/mcf	9.1
AECO Costless Collars	9,300 mcf/d	Apr/06 - Sept/06	$9.18 to $15.39/mcf	3.6
AECO Costless Collars	13,400 mcf/d	Oct/06 - Dec/06	$9.18 to $17.39/mcf	1.8
Electricity
Alberta Power Pool Swaps	60 MW	2006	$49.01/MWh	5.4
Alberta Power Pool Swaps	65 MW	2007	$49.32/MWh	9.1
Total				$13.0

The following table reconciles the changes in the fair value of financial instruments no longer designated as effective accounting hedges:

March 31, 2006
Risk management:
Balance December 31, 2005	$8.5
Unrealized gain on financial instruments	4.5
Fair value, end of period	$13.0
Deferred gain on financial instruments:
Balance December 31, 2005	$(11.9)
Amortization	2.3
Ending balance	$(9.6)

9. Income taxes

Prior to the income trust conversion, a significant portion of the Company’s taxable income was incurred in a partnership. This resulted in a significant portion of current income taxes being incurred on the partnership’s taxable income in the year following the year of inclusion in the Company’s consolidated net income. Subsequent to the income trust conversion, a lower percentage of the Trust’s taxable income will be incurred in a partnership. It is expected that future income allocations to the Trust will compensate for the increase in future taxable income to be incurred directly in the Trust’s subsidiaries.

10. Related-party transactions

The Trust incurred $0.3 million (2005 – $0.1 million) of legal expenses with a law firm, at which one of its partners is a director of the Trust.

11. Subsequent Event

On April 16, 2006, the Trust announced that it had entered into an arrangement agreement (the “Arrangement”) with Petrofund Energy Trust to form a combined trust. In accordance with the Arrangement, the combined trust will operate under the Penn West name and will be led by the senior management team of Penn West. Under the terms of the Arrangement, each Petrofund unit will be exchanged for 0.6 of a Penn West unit. The Arrangement is subject to regulatory approval and the approval of at least 66 2/3 percent of both the Penn West and Petrofund unitholders. It is expected that the unitholder meetings to approve the transaction will be held in late June 2006, with the Arrangement to close shortly thereafter. The Boards of Directors of both trusts have unanimously approved the combination, have agreed to vote their units in favour of the deal, and have received satisfactory fairness opinions from their respective financial advisors.

In addition, unitholders in both Trusts will receive common shares in a new publicly listed, growth oriented exploration company (“Exploreco”), which will contain assets contributed from both Penn West and Petrofund. Each Penn West unitholder will receive 0.2 of a common share in Exploreco for each Penn West unit held and each Petrofund unitholder will receive 0.12 of a common share in Exploreco for each Petrofund unit held.

Investor Information

Officers

William Andrew

President and CEO

David Middleton

Executive Vice President and COO

Thane Jensen

Senior Vice President, Exploration and

Development

Gregg Gegunde

Vice President, Development

Eric Obreiter

Vice President, Production

Todd Takeyasu

Vice President, Finance

Kristian Tange

Vice President, Business Development

William Tang Kong

Vice President, Corporate

Development

Anne Thomson

Vice President, Exploration

Directors

John A. Brussa (2)(4)

Chairman

Calgary, Alberta

William E. Andrew

Calgary, Alberta

Thomas E. Phillips (1)(2)(3)(4)(5)

Calgary, Alberta

James C. Smith (1)(3)(4)(5)

Calgary, Alberta

Murray R. Nunns (1)(2)(3)(5)

Calgary, Alberta

George H. Brookman (1)(4)(5)

Calgary, Alberta

Legal Counsel

Burnet, Duckworth & Palmer Calgary, Alberta

Thackray Burgess Calgary, Alberta

Bennett Jones Calgary, Alberta

Bankers

Canadian Imperial Bank of Commerce

Royal Bank of Canada

The Bank of Nova Scotia

Bank of Montreal

Bank of Tokyo-Mitsubishi (Canada)

Alberta Treasury Branches

Sumitomo Mitsui Banking Corporation of Canada

BNP Paribas (Canada)

Societe Generale

HSBC Bank Canada

Transfer Agent

CIBC Mellon Trust Company

Calgary, Alberta

Investors are encouraged to contact The CIBC Mellon Trust Company for information regarding their security holdings. They can be reached at:

CIBC Mellon Trust Company:
(416) 643-5000 or toll-free throughout North America at
1-800-387-0825
e-mail: inquiries@cibcmellon.ca
Web site: www.cibcmellon.ca

Independent Reserve Evaluator

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Stock Exchange Listing

The Toronto Stock Exchange
Trading Symbol: PWT.UN

Head Office

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Telephone: (403) 777-2500

Toll Free: 1-866-693-2707

Fax: (403) 777-2699

E-mail:

investor_relations@pennwest.com

Website: www.pennwest.com

For further information contact:

William Andrew

President and CEO

Phone: (403) 777-2502

E-mail: bill.andrew@pennwest.com

Notes to Reader

1) This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict.  As a result, the forward-looking  statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

2) All dollar amounts outlined in this document are expressed in Canadian dollars unless noted otherwise.

3) Where applicable, natural gas has been converted to barrels of oil equivalent (boe) using a conversion rate of 6 mcf of natural gas equals 1 boe. However, this could be misleading if used in isolation. A boe conversion of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Notes:

(1) Member of the Audit Committee

(2) Member of the Human Resources and Compensation Committee

(3) Member of the Reserves Committee

(4) Member of the Governance Committee

(5) Member of the Health, Safety and Environment Committee